SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                             LaserSight Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    517924106
                                 (CUSIP Number)

                                  June 5, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
            [ ] Rule 13d-1(b)

            [X] Rule 13d-1(c)

            [ ] Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517924106                   13G                      Page 2 of 4 Pages

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   1.  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       TLC The Laser Center Inc.
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]
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   3.  SEC USE ONLY

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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Ontario, Canada
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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            2,264,800
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             N/A
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             2,264,800
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       N/A
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,264,800
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [X]
--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       15.4%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 517924106                   13G                      Page 3 of 4 Pages

Item 1.     (a)   Name of Issuer:
                  LaserSight Incorporated

            (b)   Address of Issuer's Principal Executive Offices:
                  12249 Science Drive, Suite 160
                  Orlando, Florida 32836

Item 2.     (a)   Name of Person Filing:
                  TLC The Laser Center Inc.

            (b)   Address of Principal Business Office, or if None, Residence:
                  5600 Explorer Drive, Suite 301
                  Mississauga, Ontario L4W 4Y2
                  Canada

            (c)   Citizenship:
                  Ontario, Canada

            (d)   Title of Class of Securities:
                  Common Stock, par value $.001 per share

            (e)   CUSIP Number:
                  517924106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

Item 4.     Ownership.

            (a) The filing person beneficially owns 2,264,800 shares of the Common Stock, composed of (i) 264,800 shares of Common Stock owned directly and (i) 2,000,000 shares of Common Stock issuable on a one-for-one basis (subject to customary antidilution adjustment) upon the conversion of 2,000,000 shares of the issuer's Series C Convertible Participating Preferred Stock ("Preferred Stock"). The Preferred Stock votes together with the Common Stock (except as required by law) and is entitled to the number of votes equal to the number of shares of Common Stock issuable if the Preferred Stock had been converted on the record date for such vote.

            (b) The shares beneficially owned constitute 15.4 percent of the Common Stock.

            (c) The filing person has sole power to vote or to direct the vote of the 2,264,800 shares and sole power to dispose or to direct the disposition of the 2,264,800 shares. The filing person has a right of "first offer" with respect to certain shares offerings which may be made by the issuer in the future. The filing person disclaims any beneficial interest in any shares potentially subject to such right of first offer.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

CUSIP No. 517924106                   13G                      Page 4 of 4 Pages

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date: June 11, 1998

                                          TLC THE LASER CENTER INC.

                                          By: /s/ Elizabeth A. Karmin
                                          -----------------------------
                                          Deputy General Counsel